UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Aclaris Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00461U 105

(CUSIP Number)

ALBERT CHA

VIVO CAPITAL, LLC

505 HAMILTON AVENUE, SUITE 207

PALO ALTO, CA 94301

TELEPHONE: (650) 688-0818

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons Vivo Ventures VII, LLC I.R.S. Identification Number of above person: 27-4484686
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,858,569 shares of Common Stock (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,858,569 shares of Common Stock (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,858,569 shares of Common Stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11: 9.5% (2)
14.	Type of Reporting Person (see instructions): OO

(1)	Consists of 2,797,597 shares of Common Stock held by Vivo Ventures Fund VII, L.P. and 60,972 shares of Common Stock held by Vivo Ventures VII Affiliates Fund, L.P. Vivo Ventures VII, LLC is the general partner of both Vivo Ventures Fund VII, L.P. and Vivo Ventures VII Affiliates Fund, L.P. The voting members of Vivo Ventures VII, LLC are Dr. Frank Kung, Dr. Albert Cha, Dr. Edgar Engleman, Dr. Chen Yu and Shan Fu, none of whom has individual voting or investment power with respect to these shares and each of whom disclaims beneficial ownership of such shares.
(2)

This percentage is calculated based on 29,996,517 shares of Common Stock, par value $0.0001, of the Issuer outstanding after the completion of the Issuer’s offering, as disclosed in the final prospectus filed by the Issuer on August 11, 2017, pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended, which forms part of the Issuer’s Registration Statement on Form S-3 (File No. 333-214384). The Reporting Person’s beneficial ownership increased solely due to an increase in the total number of shares of the Issuer’s Common Stock outstanding.

SCHEDULE 13D/A

Explanatory Note: This Amendment No. 3 (the “Amendment”), which amends and supplements the statement on Schedule 13D, filed on October 20, 2015, as amended by Amendment No. 1 to Schedule 13D, filed on November 21, 2016 and Amendment No. 2 to Schedule 13D, filed on March 3, 2017 (collectively, the “Prior 13D ”) by the Reporting Person, relates to the common stock, par value $0.00001 per share (the “Common Stock”) of Aclaris Therapeutics, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 101 Lindenwood Drive, Suite 400, Malvern, PA 19355.

The purpose of this Amendment is to report changes in the Reporting Person’s beneficial ownership of the Issuer’s Common Stock, which resulted solely due to increases in the total number of shares of the Issuer’s Common Stock outstanding. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Prior 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Prior 13D.

Item 5. Interest in Securities of the Issuer

This Amendment amends and restates Item 5 of the Prior 13D in its entirety as set forth below:

(a) The number and percentage of Common Stock beneficially owned by the Reporting Person on the date of each event that requires filing of this Amendment are as follows:

Date of Event: March 15, 2017

Record Holder	Number of Shares of Common Stock	Percent of Outstanding Common Stock*
Vivo Ventures Fund VII, L.P.	2,797,597	10.7%
Vivo Ventures VII Affiliates Fund, L.P.	60,972	0.2%
Total:	2,858,569	11.0%

* The percentages are calculated based on 26,088,866 shares of the Issuer’s Common Stock outstanding as of March 14, 2017, as reported in the Issuer’s annual report on Form 10-K for the period ended December 31, 2016 and filed on March 15, 2017.

Date of Event: August 11, 2017

Record Holder	Number of Shares of Common Stock	Percent of Outstanding Common Stock*
Vivo Ventures Fund VII, L.P.	2,797,597	9.3%
Vivo Ventures VII Affiliates Fund, L.P.	60,972	0.2%
Total:	2,858,569	9.5%

* The percentages are calculated based on 29,996,517 shares of the Issuer’s Common Stock outstanding after the completion of the Issuer’s offering, as disclosed in the final prospectus filed by the Issuer on August 11, 2017, pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended, which forms part of the Issuer’s Registration Statement on Form S-3 (File No. 333-214384).

(b) The Reporting Person has sole voting and dispositive power for the Common Stock the Reporting Person beneficially owns.

(c) The Reporting Person has not effected any transactions in the securities of the Issuer during the past 60 days before August 11, 2017 or March 15, 2017, the dates of the events reported on this Amendment.

(d) Not Applicable.

(e) Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 14, 2017

Vivo Ventures VII, LLC

By:	/s/ Albert Cha
Albert Cha
Managing Member